UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
March 30, 2009
Commission File Number 000-27811
CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)
60 Woodlands Industrial Park D
Street 2, Singapore 738406
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

SIGNATURES
EXHIBIT INDEX
EX-99.1 The Company's AGM Proxy Statement for the annual shareholders' meeting to be held on April 30, 2009.
EX-99.2 The Company's letter to its shareholders in connection with the Annual Report.
EX-99.3 The Company's supplementary information for the year ended December 31, 2008.
EX-99.4 The Company's EGM Proxy Statement for the shareholders' meeting to be held on April 30, 2009.

1.	Other Events
On or about March 30, 2009 in Singapore, the Company commenced distribution of the Company’s Annual General Meeting (“AGM”) Proxy Statement and Annual Report for the year ended December 31, 2008 for the annual shareholders’ meeting to be held on April 30, 2009.
The Company’s Annual Report consists of:
(a)	the Company’s letter to its shareholders;

(b)	the abridged Management Discussion and Analysis and the Financial Statements for the years ended December 31, 2006, 2007 and 2008; and

(c)	the Company’s supplementary information for the year ended December 31, 2008.
The Company’s complete Management Discussion and Analysis and the Financial Statements were included in the Form 20-F which the Company filed with the United States Securities and Exchange Commission on February 27, 2009. Copies of the Company’s AGM Proxy Statement, letter to shareholders and supplementary information are attached as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively.
On or about March 30, 2009 in Singapore, the Company also commenced distribution of the Company’s Extraordinary General Meeting (“EGM”) Proxy Statement to seek shareholders’ approval for:
(a)	the proposed share consolidation; and

(b)	the payment of a standby purchaser fee to Singapore Technologies Semiconductors Pte Ltd in connection with the Company’s recent rights offering, details of which are as set out in the Notice of EGM and the accompanying EGM Proxy Statement, for the shareholders’ meeting to be held immediately after the conclusion of the AGM on April 30, 2009. A copy of the Company’s EGM Proxy Statement is attached as Exhibit 99.4.
2.	Exhibits
99.1	The Company’s AGM Proxy Statement for the annual shareholders’ meeting to be held on April 30, 2009.

99.2	The Company’s letter to its shareholders in connection with the Annual Report.

99.3	The Company’s supplementary information for the year ended December 31, 2008.

99.4	The Company’s EGM Proxy Statement for the shareholders’ meeting to be held on April 30, 2009.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: March 30, 2009

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
By:	/s/ George Thomas
Name:	George Thomas
Title:	Senior Vice President & Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	The Company’s AGM Proxy Statement for the annual shareholders’ meeting to be held on April 30, 2009.

99.2	The Company’s letter to its shareholders in connection with the Annual Report.

99.3	The Company’s supplementary information for the year ended December 31, 2008.

99.4	The Company’s EGM Proxy Statement for the shareholders’ meeting to be held on April 30, 2009.